10025765

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 67509

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Teneca, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6385 Old Shady Oak Road, Suite 270
(No. and Street)

Minneapolis (city) Minnesota (State) 55344 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Jones (952) 345-0304
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—if *individual, state last, first, middle name)*

2501 Wayzata Boulevard (Address) Minneapolis (City) Minnesota (State) 55405 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Roger Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teneca, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

ELIZABETH LEIGHTON SKINNER
Notary Public
Minnesota
My Commission Expires January 31, 2014

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Managers and Members
Teneca, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Teneca, LLC as of December 31, 2009, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teneca, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2010

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

TENECA, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CASH	$ 64,846
PREPAID EXPENSES	140
DEPOSIT	4,756
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $13,778	7,888
	$ 77,630

LIABILITIES AND MEMBERS' EQUITY

ACCRUED EXPENSES	$ 5,918
SUBORDINATED NOTE	10,000
MEMBERS' EQUITY	61,712
	$ 77,630

See notes to financial statements.

TENECA, LLC

STATEMENT OF INCOME
Year Ended December 31, 2009

REVENUE		
Investment banking fees		$ 914,255
Interest income		25
		914,280
OPERATING EXPENSES		
Employee compensation and benefits	$ 354,105	
Commissions	396,466	
Occupancy	68,433	
Licenses and permits	43,866	
Depreciation	4,054	
Communications and promotion	4,344	
Professional services	11,924	
Interest expense	556	
Other expense	5,397	889,145
NET INCOME		$ 25,135

See notes to financial statements.

TENECA, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2009

	Members' Equity
BALANCE – DECEMBER 31, 2008	$ 58,341
Member capital redemption	(12,817)
Member distributions	(8,947)
Net income	25,135
BALANCE – DECEMBER 31, 2009	$ 61,712

See notes to financial statements.

TENECA, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Year Ended December 31, 2009

	2009
BALANCE – DECEMBER 31, 2008	$ -
Subordinated note	10,000
BALANCE – DECEMBER 31, 2009	$ 10,000

See notes to financial statements.

TENECA, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

OPERATING ACTIVITIES		
Net income		$ 25,135
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 4,054	
Changes in operating assets and liabilities:		
Accounts receivable	5,000	
Prepaid expenses	(140)	
Accrued expenses	(390)	8,524
Net cash provided by operating activities		33,659
INVESTING ACTIVITY – Purchases of property and equipment		(768)
FINANCING ACTIVITIES		
Subordinated note proceeds	10,000	
Member capital redemption	(12,817)	
Member distributions	(8,947)	
Net cash used by financing activities		(11,764)
NET INCREASE IN CASH		21,127
CASH		
Beginning of year		43,719
End of year		$ 64,846

See notes to financial statements.

TENECA, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

Description of Business

Teneca, LLC (Company) is a registered securities broker-dealer that engages primarily in investment banking, mergers and acquisitions advisory services, and debt and equity placements. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company which was organized on September 29, 2006. The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line and accelerated methods over the estimated useful life of the assets.

Revenue Recognition

Investment banking fees are earned from providing private placement, merger and acquisition, divesture, and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Income Taxes

Income or loss of the Company is allocated to the members for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements.

2. Net Capital Requirements –

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2009, net capital was $58,928, which exceeded the minimum capital requirement by $53,928. The ratio of aggregate indebtedness to net capital was .10 to 1 at December 31, 2009.

The Company operates under the provisions of paragraphs (k)(2)(i) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of the Rule.

TENECA, LLC

NOTES TO FINANCIAL STATEMENTS

3. Subordinated Note –

The note is due to a member, is subordinated to the claims of any general creditors, bears interest at 8% annually, and is due May 30, 2010. Interest expense on this note is $556.

4. Lease Commitments –

The Company leases office space under an operating lease which expires in February 2013. The lease required a $4,756 security deposit. The Company also leases office equipment for $414 each month under an operating lease expiring in March 2011. Rent expense, including operating expenses and real estate taxes was $59,294 for 2009. Future minimum lease payments under the above operating leases are as follows:

Year	Amount
2010	$ 25,000
2011	29,000
2012	28,000
2013	5,000
	$ 87,000

5. Concentrations –

During 2009, one customer individually comprised approximately 86% of investment banking fees earned.

6. Subsequent Events –

Subsequent events have been reviewed through February 23, 2010, the date at which the financial statements were available to be issued.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Managers and Members
Teneca, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Teneca, LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 23, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2010

TENECA, LLC

COMPUTATION OF NET CAPITAL
December 31, 2009

NET CAPITAL		
Members' equity		$ 61,712
Addback subordinated note		10,000
Nonallowable assets:		
Prepaid expenses and deposits	$ 4,896	
Property and equipment, net	7,888	(12,784)
NET CAPITAL		$ 58,928
BASIC NET CAPITAL REQUIREMENTS		
Net capital		$ 58,928
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)		5,000
Excess net capital		$ 53,928
AGGREGATE INDEBTEDNESS		$ 5,918
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.10 to 1
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2009		
Net capital as reported by the Company		$ 58,929
Rounding		(1)
Net capital		$ 58,928

See independent auditor's report on supplementary information.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Managers and Members
Teneca, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Teneca, LLC (Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 23, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2010

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Managers and Members
Teneca, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Teneca, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating Teneca, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Teneca, LLC's management is responsible for the Teneca, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check number 5471; dated July 15, 2009; payable to SIPC for $97 submitted with 2009 SIPC-6) noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009. Total revenue for the time period as reported on the FOCUS reports was $855,473 compared to $849,400 on SIPC-7T.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (Inspected wire transfer to another broker for $383,965 dated August 3, 2009; and we observed $12,500 commission to the same broker in general ledger detail dated May 29, 2009) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences [*if applicable*]. This procedure was not applicable as we noted no overpayment applied.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tenleca, LLC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Roger C Jones (952) 345-0304

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1132

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (947)

7-15-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1885

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1885

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1885

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tenleca, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Partner
(Title)

Dated the 10th day of Feb, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Retainer (and exp reimb) 111,250
Transaction fees 738,150
849,400

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 849,400
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	396,465
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	396,465
2d. SIPC Net Operating Revenues	$ 452,935
2e. General Assessment @ .0025	$ 1,132

(to page 1 but not less than $150 minimum)

TENECA, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2009